FLEXSHARES TRUST

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of June 14, 2019 is by and between FLEXSHARES® TRUST (the “Trust”), a Maryland statutory trust and a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as investment adviser to the FlexShares® US Quality Low Volatility Index Fund, FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund and FlexShares® Emerging Markets Quality Low Volatility Index Fund (each a “Fund” and collectively, the “Funds”), each of which is a series of the Trust, pursuant to an Investment Advisory and Ancillary Services Agreement (the “Advisory Agreement”) between the Trust and NTI dated August 23, 2011, as amended; and

WHEREAS, pursuant to Section 5 of the Advisory Agreement, NTI has agreed to pay all of the operating expenses of the Funds, excluding (i) the advisory fees payable under the Advisory Agreement to NTI; (ii) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-l under the 1940 Act; (iii) interest expenses; (iv) brokerage expenses and other expenses (such as stamp taxes) in connection with the execution of portfolio transactions or in connection with creation and redemption transactions; (v) compensation and expenses of the Trust’s trustees who are not officers, directors/trustees, partners or employees of NTI or its affiliates (the “Independent Trustees”); (vi) compensation and expenses of counsel to the Independent Trustees; (vii) tax expenses; and (viii) extraordinary expenses, as determined under generally accepted accounting principles.

NOW THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound hereby, agree as follows:

1.         With respect to each Fund, NTI shall from the date of this Agreement reimburse the portion of the operating expenses of the Fund that represents the Fund’s allocation of the expenses of administration of the Deferred Compensation Plan for the Independent Trustees.

2.         The obligation in paragraph 1 (the “Obligation”) shall continue for at least one year from the date of each Fund’s prospectus, as applicable. The Obligation with respect to one or more Funds, as applicable, may be extended by mutual agreement of the parties. Notwithstanding the foregoing, this Agreement may be terminated by the Trust’s Board of Trustees, with respect to any Fund, in part or entirely, at any time if it determines that such termination is in the best interest of the Fund and its shareholders.

3.         NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4.         This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

5.         This Agreement embodies the entire agreement and undertaking among the parties and supersedes all prior agreements and undertakings relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

FLEXSHARES® TRUST

By:	/s/ Peter K. Ewing

Name:	Peter K. Ewing

Title:	President

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Peter K. Ewing

Name:	Peter K. Ewing

Title:	Senior Vice President